Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	2

Condensed Interim Statements of Comprehensive Income	3

Condensed Interim Statements of Changes in Shareholders’ Equity	4 – 5

Condensed Interim Statements of Cash Flows	6 – 7

Notes to Condensed Interim Financial Statements	8 – 9

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS
In thousands, except share and per share data

				Convenience translation (Note 2)
	December 31,	March 31,		March 31,
	2016	2016	2017	2017
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	15,705	29,817	24,020	6,613
Marketable securities	4,067	4,065	4,068	1,120
Short-term deposits	7,602	-	6,751	1,859
Other receivables	815	2,282	4,979	1,371

	28,189	36,164	39,818	10,963
LONG-TERM ASSETS:
Property, plant and equipment	1,443	1,903	1,297	357
Other long term assets	478	290	478	132

	1,921	2,193	1,775	489

	30,110	38,357	41,593	11,452
CURRENT LIABILITIES:
Trade payables	686	836	752	207
Other payables	689	735	526	145

	1,375	1,571	1,278	352
LONG-TERM LIABILITIES:
Options	3,043	4,540	10,848	2,987
Severance pay liability, net	76	71	76	21

	3,119	4,611	10,924	3,008

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2017, 2016 (unaudited) and December 31, 2016; Issued and Outstanding: 162,481,153 , 135,097,367 and 135,097,367 shares respectively	*)-	*)-	*)-	*)-
Share premium	113,041	111,083	129,550	35,668
Options	1,435	2,536	533	147
Other comprehensive income	6	14	6	2
Accumulated deficit	(88,866)	(81,458)	(100,698)	(27,725)

	25,616	32,175	29,391	8,092
	30,110	38,357	41,593	11,452

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME
In thousands, except share and per share data

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2016	2016	2017	2017
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	7,794	2,063	1,874	516
Marketing, general and administrative	4,106	771	1,094	301

Total operating expenses	11,900	2,834	2,968	817

Operating loss	(11,900)	(2,834)	(2,968)	(817)

Financial income	3,019	1,481	8	2
Financial expense	(303)	(423)	(8,872)	(2,443)

Net loss	(9,184)	(1,776)	(11,832)	(3,258)

Other comprehensive income (loss):

Gain (loss) from available-for-sale financial assets	(6)	2	-	-

Total comprehensive loss	(9,190)	(1,774)	(11,832)	(3,258)

Basic and Diluted net loss per share (NIS)	(0.07)	(0.01)	(0.07)	(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	135,097,367	135,097,367	162,481,153	162,481,153

The accompanying notes are an integral part of the interim financial statements.

3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Options	Other comprehensive income	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2017	*)-	113,041	1,435	6	(88,866)	25,616
Loss	-	-	-	-	(11,832)	(11,832)
Issuance of ordinary shares in February 2017	-	10,905	-	-	-	10,905
Issuance of ordinary shares in March 2017	-	4,482	-	-	-	4,482
Expiration of Options series 4	-	902	(902)	-	-	-
Share-based compensation	-	220	-	-	-	220

Balance as of March 31, 2017	*)-	129,550	533	6	(100,698)	29,391

Balance as of March 31, 2017 (convenience translation into U.S dollars – see note 2)	*)-	35,668	147	2	(27,725)	8,092

	Share capital	Share premium	Options	Other comprehensive income	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545
Loss	-	-	-	-	(1,776)	(1,776)
Unrealized gain on available-for-sale financial assets	-	-	-	2	-	2
Share-based compensation	-	404	-	-	-	404

Balance as of March 31, 2016	*)-	111,083	2,536	14	(81,458)	32,175

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Options	Other comprehensive income	Accumulated deficit	Total Equity
	NIS in thousands

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545
Loss	-	-	-	-	(9,184)	(9,184)
Unrealized loss on available-for-sale financial assets	-	-	-	(6)	-	(6)
Expiration of Options series 3	*)-	1,101	(1,101)	-	-	-
Share-based compensation	-	1,261	-	-	-	1,261

Balance as of December 31, 2016	*)-	113,041	1,435	6	(88,866)	25,616

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2016	2016	2017	2017
	Unaudited	Unaudited		Unaudited
	NIS			U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net loss	(9,184)	(1,776)	(11,832)	(3,258)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	621	156	149	41
Net financing expenses (income)	(2,716)	(1,058)	8,864	2,441
Share-based compensation	1,261	404	220	61
Change in employee benefit liabilities, net	7	2	-	-
	(827)	(496)	9,233	2,543

Changes in asset and liability items:
Decrease (increase) in other receivables	640	(841)	318	88
Increase (decrease) in trade payables	(238)	(92)	73	20
Increase (decrease) in other payables	(79)	(33)	(163)	(45)

	323	(966)	228	63

Cash paid and received during the year for:
Interest paid	(27)	(9)	(8)	(2)
Interest received	62	27	8	2

	35	18	-	-

Net cash flows used in operating activities	(9,653)	(3,220)	(2,371)	(652)

The accompanying notes are an integral part of the interim financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2016	2016	2017	2017
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Decrease (increase) in short-term deposits	(7,602)	-	851	234
Purchase of property and equipment	(20)	(15)	(3)	(1)
Increase in other long term assets	(191)	(3)	-	-

Net cash used in investing activities	(7,813)	(18)	848	233

Cash Flows from Financing Activities:

Proceeds from issuance of shares	-	-	10,905	3,002

Net cash provided by financing activities	-	-	10,905	3,002
	-
Exchange differences on balances of cash and cash equivalents	(299)	(415)	(1,067)	(294)
Increase (decrease) in cash and cash equivalents	(17,765)	(3,653)	8,315	2,289
Balance of cash and cash equivalents at the beginning of the period	33,470	33,470	15,705	4,324

Balance of cash and cash equivalents at the end of the period	15,705	29,817	24,020	6,613

The accompanying notes are an integral part of the interim financial statements.

7

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 1:       GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	During the three months ended March 31, 2017, the Company incurred a loss of NIS 11,832 ($ 3,258) and negative cash flows from operating activities of NIS 2,371 ($ 652) and it has an accumulated deficit of NIS 100,698 ($ 27,725) as of that date.

d.	On May 15, 2015, the Company completed a public offering of securities in the United States. The trading of the Company’ssecurities, ADS, and investor’s warrants in the NASDAQ began as of May 12, 2015. Each ADS represents 40 ordinary shares of theCompany. Accordingly, on May 12, 2015, the Company allocated 76,400,000 ordinary shares of the Company to the U.S. public.The Company also allocated 2,038,000 tradable warrants in the U.S., which may be exercised into ADS for a five year period, until May 15, 2020, in return for an exercise price of 6.25 USD for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 (10,079 USD). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions forwarrants offered to the public. At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417 net (after deduction of offering expenses totaling NIS 7,273) and an obligation for public warrants at the amount of NIS thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). The warrants arepresented at their fair value in stock exchange at any time. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 570). Issuance expenses amounted to NIS 134.

e.	On January, 2017 the Company issued to a private investor (“the Investor”) 33,760,832 ordinary shares (equivalent to 844,000 NASDAQ listed ADSs) in consideration of NIS 10,905 (approximately $ 2,850). Following the transaction the Investor will hold 19.99% of all issued and outstanding share capital of the Company.

f.	In March 30 , 2017, the Company issued 6,666,640 ordinary shares (equivalent to 166,666 NASDAQ listed ADS) in consideration of NIS 4,482 ,(approximately $ 1,229) net of issuance expenses.

g.	In February 2013, the Company issued 5,685,000 ordinary shares and 5,685,000 options (series 4) in consideration of NIS 4,836 ($1,331), which were split into the option component in a total of NIS 902 ($ 248) and the share premium component in a total of NIS 3,934 ($ 1,083) based on the fair market value on the TASE following the issuance. The options were exercisable until February 27, 2017 at an exercise price of NIS 1.5 ($ 0.41) per share. On February 28, 2017, the Company’s options (series 4) expired.

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:-      CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of March 31, 2017 and for the three months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 =  NIS 3.632). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:       SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements.

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